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EXHIBIT 99.1


To Our Shareholders:

         The comparative results of operations of Chicago Rivet & Machine Co. for the third quarter and first nine months of 2003 and 2002 are summarized below.

         Results for the third quarter were very disappointing. Although economic conditions have improved in many sectors, manufacturing in general, and our markets in particular, continue to be quite weak. The lack of capital spending is reflected in our equipment segment revenues, which continue to trail the prior year's anemic levels. Traditionally, third quarter revenues are somewhat lower than other quarters due to the impact of vacation schedules at our facilities as well as at those of our customers. Net sales and lease revenues for the third quarter of 2003 amounted to $8,831,742, which is a decline of 10.2% compared to the same period of 2002. For the third quarter of 2003, fastener segment revenues amounted to $7,130,290, which is a decline of 11.2% compared to the third quarter of 2002. Revenues within the assembly equipment segment, for the third quarter of 2003, declined 5.7% compared to the third quarter of 2002 and amounted to $1,701,452. On a year-to-date basis, 2003 revenues within the fastener segment totaled $23,423,470, a decline of 11.3% compared with the first nine months of 2002, while revenues within the assembly equipment segment amounted to $5,650,679, which is a decline of 10.5% compared to the year earlier period.

         The overriding factor adversely affecting margins continues to be lower volumes. In addition, fastener segment profitability during the third quarter of 2003 was negatively affected by higher costs for health insurance, certain tooling costs and variable labor and fixed overhead costs that were not reduced in proportion to the decline in sales. Third quarter margins within the assembly equipment segment were also adversely affected by higher costs for health insurance and slightly higher labor costs attributable to inefficiencies related to lower volumes. In the near term, while we expect that costs for health insurance and tooling will remain at, or near, current levels, during the fourth quarter, further action has been taken to reduce labor costs through a reduction in employment levels.

           Selling and administrative expenses for both the current quarter and the first nine months of 2003 are lower than the corresponding periods in 2002 as higher costs for health insurance were more than offset by lower commission expense and lower profit sharing expense.

         Clearly, third quarter results were unsatisfactory. Our sales volume was insufficient to cover our costs based upon the structure in place. We continue to solicit new business and have enjoyed some recent success in the fastener segment, but those gains have not fully offset the specific products lost to design changes and to certain competitive situations. We anticipate that we can continue to capture new specialty cold-headed parts in the coming months, but we also recognize margins will remain under pressure as our customers continue to take advantage of excess supply capacity in the industry and press for additional price reductions. The market for assembly equipment remains very soft, and we do not foresee any significant improvement in the near term. Early in the fourth quarter, we began to make reductions in our workforce and anticipate further reductions before year-end, as we adapt to what now appears to be a smaller market for machinery and standard fasteners. We will continue our efforts to improve our competitive position in terms of service, quality and price, and these efforts should have a positive impact on earnings.


                               Respectfully yours,


             John A. Morrissey                       John C. Osterman
                 Chairman                              President



November 7, 2003

The foregoing discussion is only intended to provide highlights of operations for the periods covered. Additional information is contained in our Form 10-Q, which has been filed with the SEC and is available to shareholders upon request from the Company, or via the internet through the SEC's EDGAR database. This discussion contains certain "forward-looking statements" which are inherently subject to risks and uncertainties that may cause actual events to differ materially from those discussed herein. Factors which may cause such differences in events include, among other things,


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our ability to maintain our relationships with our significant customers;
increased global competition; increases in the prices of, or limitations on the availability of, our primary raw materials; or a downturn in the automotive industry, upon which we rely for sales revenue, and which is cyclical and dependent on, among other things, consumer spending, international economic conditions and regulations and policies regarding international trade. Many of these factors are beyond our ability to control or predict. Readers are cautioned not to place undue reliance on these forward-looking statements. We undertake no obligation to publish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.



                          CHICAGO RIVET & MACHINE CO.
                 SUMMARY OF CONSOLIDATED RESULTS OF OPERATIONS
                FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30


                                           THIRD QUARTER                        FIRST NINE MONTHS
                                   ------------------------------        -------------------------------
                                      2003               2002               2003                2002
                                   -----------        -----------        -----------        -----------
Net sales and lease revenue        $ 8,831,742        $ 9,832,012        $29,074,149        $32,722,194

Income before income taxes               8,431            659,015          1,050,293          2,976,720

Net income                               5,431            435,015            692,293          1,962,720

Net income per share                       .01                .45                .72               2.03

Average shares outstanding             966,132            966,132            966,132            966,674

--------------------------------------------------------------------------------------------------------
                     (All figures subject to year-end audit)
